UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces First Quarter 2016

Operational and Financial Results

Monterrey, Mexico, April 25, 2016— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated results for the first quarter of 2016 (1Q16).[1]

First quarter 2016 summary

OMA began 2016 with positive trends. The sum of aeronautical and non-aeronautical revenues rose 19.8%, as a result of initiatives to develop passenger traffic, improve commercial services, and increase and strengthen diversification activities. Total costs and operating expenses decreased, enabling the company to increase Adjusted EBITDA by 31.6% and increase the Adjusted EBITDA margin, and also to increase operating income and net income.

The principal results of the first quarter include:

▪	Total terminal passenger traffic increased 9.7% to 4.2 million in 1Q16. Domestic traffic increased 11.6%; international traffic increased 1.0%. The airports of Monterrey, Culiacán, Ciudad Juárez, Chihuahua, and Mazatlán had the most growth.
▪	Five new routes opened in the quarter, including four domestic routes and one international route.
▪	Aeronautical revenues increased 19.8%, principally as a result of the growth in passenger traffic.
▪	Aeronautical revenues per passenger increased 9.2% to Ps. 193.9.
▪	Non-aeronautical revenues increased 19.8%, principally as a result of diversification initiatives and the development and continuous improvement in commercial services.
▪	Non-aeronautical revenues per passenger increased 9.2% to Ps. 70.9, principally because of diversification activities.
▪	Total operating costs and expenses decreased 10.0%, as a result of lower construction expense and a 4.2% decrease in cost of airport services and G&A expense.
▪	Adjusted EBITDA[2] increased 31.6% to Ps. 705 million. The Adjusted EBITDA margin reached 63.8%, up 572 basis points.
▪	Consolidated net income increased 44.8% to Ps. 374 million. Earnings were Ps. 0.95 per share, or US$ 0.44 per American Depositary Share (ADS).
▪	Total investment expenditures, including MDP investments and strategic investments, were Ps. 69 million.

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1Q16 Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) increased 3.3% to 88,216 operations. Domestic flight operations increased 4.0%, and international operations decreased 0.8%.

Total passenger traffic increased 9.7% (+369,647 passengers). Of total passenger traffic, 84.0% was domestic, and 16.0% was international. Commercial aviation accounted for 98.0% of passenger traffic. Monterrey generated 46.0% of passenger traffic, Culiacán 9.3%, and Chihuahua 6.5%.

Domestic passenger traffic increased 11.6% (+362,810 passengers). Eleven airports recorded growth, with the largest increases in: Monterrey (+8.8%; +132,432), as a result of increased volumes on the Tijuana and Cancún routes; Culiacán (+23.3%; +72,337), principally as a result of increased volumes on the Tijuana route; Ciudad Juárez (+20.2%; +39,184), as a result of increased traffic on the Mexico City, Monterrey, and Guadalajara routes; Chihuahua (+18.1%; +37,806) as a result of increased traffic on the Mexico City, Monterrey, and Guadalajara routes; and Mazatlán (+30.8%; +36,372) as a result of increased traffic on the Tijuana and Mexico City routes.

Four domestic routes opened during the quarter, and two routes closed.

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International passenger traffic increased 1.0%. Nine airports increased international traffic. Durango (+104.5%; +4,499 passengers) had the largest increase as a result of traffic growth on its Chicago route.

During the quarter, one international route opened, and three routes closed.

See Annex Table 1 for more detail on passenger traffic by airport.

Air cargo volumes decreased 3.6%. Of total air cargo volume, 65.0% was domestic and 35.0% was international.

Non-Aeronautical and Commercial Operations

The continuous improvement in the commercial and services offerings and the implementation of OMA’s commercial strategy resulted in the opening of five commercial spaces or initiatives in 1Q16, including a VIP lounge, advertising and a retail store. The commercial space occupancy rate was 97.1% in 1Q16.

NH Collection Terminal 2 Hotel Operations

The operational performance of the NH T2 hotel in the Mexico City International Airport continued to be strong. Revenues rose 16.2%, principally as a result of a 14.5% increase in the average room rate, which reached Ps. 2,157, while the occupancy rate was 81.0%, an increase of 250 basis points.

Hilton Garden Inn Hotel Operations

The Hilton Garden Inn in the Monterrey Airport also continued to strengthen. The average occupancy rate reached 73.3%, with an average room rate of Ps. 1,782, and generated revenues of Ps. 19 million.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 19.8% to Ps.809 million, principally as a result of passenger volume increases and the increase in flight operations. Revenue from domestic passenger charges increased 25.5%, and revenue from international passenger charges increased 20.7%. Other aeronautical services revenue increased 1.4%, principally as a result of increases in aero-cars and passenger jetways.

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Monterrey contributed 43.2% of aeronautical revenues, Culiacán 8.9%, Zihuatanejo 7.0%, and Mazatlán 6.7%.

Aeronautical revenue per passenger was Ps. 193.9, an increase of 9.2%.

Non-aeronautical revenues increased 19.8% to Ps. 296 million, and represented 26.8% of the sum of aeronautical and non-aeronautical revenues. The increase reflected ongoing commercial initiatives and the strengthening of diversification activities.

Non-aeronautical revenues per passenger increased 9.2% to Ps. 70.9. Non-aeronautical revenues per passenger, excluding diversification activities, were Ps. 45.0.

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Commercial activities contributed an additional Ps. 10 million (+7.8%). The line items that had the largest variations were:

▪	Advertising revenues (+44.2%; +Ps. 10 million), as a result of the start of the contract for a new operator.
▪	Parking revenues (+5.6%; +Ps. 2 million), principally as a result of higher passenger volumes and customer service and promotion initiatives in Monterrey.

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▪	Revenue from retailers (+7.0%; +Ps. 1 million), principally as a result of new store openings during 2015 in the Ciudad Juárez, Mazatlán, Monterrey, San Luis Potosí, and Zihuatanejo airports.

Diversification activities contributed an additional Ps. 35 million (+47.4%). The most important contributions came from hotel services (+55.8%; +Ps. 27 million) and OMA Carga (+27.1%; +Ps. 6 million).

Complementary activities generated an increase of Ps. 6 million (+15.6%), principally because of increased revenues from checked baggage screening.

Construction revenues were Ps. 23 million; construction revenues represent the value of improvements to concession assets made during the quarter. They are equal to construction costs recognized, and generate neither a gain nor a loss. (See Notes to the Financial Information.)

Total revenues, including construction revenues, increased 9.6% to Ps. 1,128 million in 1Q16.

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses, which exclude those related to the hotels and industrial park, decreased 4.2%, below the growth in aeronautical and non-aeronautical revenues. The most significant reduction occurred in the line item minor maintenance.

Hotel costs and expenses rose Ps. 16 million, principally as a result of the operations of the Hilton Garden Inn hotel, which was not operating in 1Q15.

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The maintenance provision increased 1.4% as a result of the definition of the amounts required in the 2016-2020 Master Development Plans for the thirteen airports. The balance of the maintenance provision as of March 31, 2016 was Ps. 613 million, compared to Ps. 612 million at the end of 1Q15.

Construction costs are equal to construction revenues and generate neither gains nor losses.

The airport concession tax increased 7.5% as a result of the growth in revenues.

The technical assistance fee reached Ps. 27 million as a result of the increase in EBITDA. (See Notes to the Financial Information for the calculation base).

As a result of the foregoing, total costs and expenses decreased 10.0% to Ps. 535 million.

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Operating Income and Adjusted EBITDA

As a result of the Company’s continuing initiatives to increase revenues and control costs and expenses, Operating income increased 36.3% to Ps. 593 million, with an operating margin of 52.6%. Adjusted EBITDA increased 31.6% to Ps. 705 million. The Adjusted EBITDA margin rose 572 basis points to 63.8%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Financing Expense

Financing expense decreased from 1Q15 levels to Ps. 70 million. This was the result of a lower FX loss compared to 1Q15.

Taxes

Taxes were Ps. 150 million. Cash tax payments increased to Ps. 136 million as a result of an increase in the taxable base. Deferred taxes increased to Ps. 14 million, principally as a result of increased amortization of tax losses from prior year periods. The effective tax rate was 28.6%.

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Net Income

Consolidated net income increased 44.8% to Ps. 373 million.

Earnings per share, based on net income of the controlling interest, were Ps. 0.95, or US$0.44 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

MDP and Strategic Investment Expenditures

Total 1Q16 investment expenditures for MDP projects and strategic investments[3] were Ps. 69 million. Expenditures under the MDP were Ps. 23 million, Ps. 3 million were applied to the maintenance provision, and strategic investments were Ps. 43 million.

The MDP investment commitment for 2016 in the 13 airports is Ps. 1,296 million.[4] As of the end of the first quarter, there was a 10% advance on this program.

The most important investment expenditures included:

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Debt

As of March 31, 2016, total debt was Ps. 4,701 million and net debt was Ps. 1,816 million. The ratio of net debt to Adjusted EBITDA was 0.69. Of total debt, 95% was denominated in Mexican pesos, and 5% in U.S. dollars.

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Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

Cash Flow Statement

For the first three months of 2016, operating activities generated cash of Ps. 358 million, a decrease compared to the same period of 2015, as a result of an increase in accounts receivable and in recoverable taxes, and reduction in accounts payable.

Investing activities used cash of Ps. 53 million. The most important line items were Ps. 27 million for the SAP system, recorded in other assets, which was put into service during the quarter, Ps. 25 million in land, property, plant, machinery and equipment, and Ps. 16 million for improvements to concessioned assets. In addition, interest income was Ps. 14 million.

Financing activities generated an outflow of Ps. 86 million. The most important item was interest payments of Ps. 79 million.

Cash increased Ps. 219 million in the first three months of 2016. The balance of cash and cash equivalents was Ps. 2,885 million as of March 31, 2016. (See Annex Table 4).

Subsequent Events

Aeroinvest Merger with CONOISA: On January 5, 2016, Aeroinvest, S.A. de C.V. (“Aeroinvest”) merged into Controladora de Operaciones de Infraestructura S.A. de C.V. (“CONOISA”), a wholly-owned subsidiary of Empresas ICA, with CONOISA as the surviving entity. As a result of this internal merger, CONOISA assumed all of the rights and obligations of Aeroinvest, including those with respect to Aeroinvest’s beneficial ownership interest in OMA’s Strategic Partner, SETA, and Series B shares.

Annual Shareholders’ Meeting: The Annual Meeting held on April 14, 2016 approved, among other items, the following:

▪	Declaration and payment of a dividend of Ps. 1,400 million, or Ps. 3.50 per share, to be paid in a single installment no later than April 30, 2016;

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▪	Allocation of Ps. 1,200 million for the reserve for purchases of Series B shares, and authorization to use up to that amount to repurchase shares during 2016 and until the next Annual Meeting;
▪	Designation of Frédéric Dupeyron as a member of the board of directors designated by the Strategic Partner, holder of the BB shares, taking the place of Laurent Galzy; and the nomination of Ricardo Maldonado Yáñez and Felipe Duarte Olvera as independent directors, replacing Carlos Guzmán Bofill and Luis Guillermo Zazueta Domínguez, who stepped down;
▪	Ratification of the remaining members of the board of directors, as well as the Chairman of the Board, and the Chairs of the Audit Committee and Corporate Practices, Finance, Planning, and Sustainability Committee.

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 1Q16 earnings conference call on April 26, 2016 at 11 am Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-888-397-5352toll-free from the U.S. or 1-719-325-2484 from outside the U.S. The conference ID is 5242765. A taped replay will be available through

May 3, 2016 at 1-877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

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Annex Table 1

(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	1Q15	1Q16	% Var
Acapulco	199,243	206,431	3.6
Ciudad Juárez	194,642	235,319	20.9
Culiacán	314,169	386,075	22.9
Chihuahua	232,941	271,167	16.4
Durango	64,237	92,424	44.1
Mazatlán	237,031	269,963	13.9
Monterrey	1,792,082	1,920,246	7.2
Reynosa	103,574	109,461	5.7
San Luis Potosi	97,126	101,178	4.2
Tampico	173,652	162,462	(6.4)
Torreón	117,751	136,989	16.3
Zacatecas	63,419	74,672	17.7
Zihuatanejo	212,691	205,718	(3.3)
Total	**3,802,458**	**4,172,105**	**9.7**

Domestic Passengers	1Q15	1Q16	% Var
Acapulco	173,337	177,806	2.6
Ciudad Juárez	194,403	233,587	20.2
Culiacán	310,337	382,674	23.3
Chihuahua	208,830	246,636	18.1
Durango	59,833	83,621	39.8
Mazatlán	118,199	154,571	30.8
Monterrey	1,508,167	1,640,599	8.8
Reynosa	103,448	109,318	5.7
San Luis Potosi	70,002	72,311	3.3
Tampico	162,943	152,463	(6.4)
Torreón	106,106	124,372	17.2
Zacatecas	40,939	49,823	21.7
Zihuatanejo	84,091	75,664	(10.0)
Total	**3,140,635**	**3,503,445**	**11.6**

International Passengers	1Q15	1Q16	% Var
Acapulco	25,906	28,625	10.5
Ciudad Juárez	239	1,732	624.7
Culiacán	3,832	3,401	(11.2)
Chihuahua	24,111	24,531	1.7
Durango	4,304	8,803	104.5
Mazatlán	118,832	115,392	(2.9)
Monterrey	283,915	279,647	(1.5)
Reynosa	126	143	13.5
San Luis Potosi	27,124	28,867	6.4
Tampico	10,709	9,999	(6.6)
Torreón	11,645	12,617	8.3
Zacatecas	22,480	24,849	10.5
Zihuatanejo	128,600	130,054	1.1
Total	**661,823**	**668,660**	**1.0**

See Notes to the Financial Information

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Annex Table 2

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Annex Table 3

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Annex Table 4

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Annex Table 5

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Annex Table 6

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Annex Table 7

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from fourth parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from fourth party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

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Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Major Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it needs to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the next five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be

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adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH Collection T2 hotel: The NH Collection hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Balance sheet numbers are compared to the balances at the end of the prior year.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: Until June 13, 2015, this fee was charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. With the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement effective June 14, 2015, the annual fee is charged as the higher of US$ 3.0 million per year or 4% of EBITDA for the first three years and 3% for the final two years of the agreement. For the purposes of this calculation, consolidated EBITDA before technical assistance takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s first largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

[1] Unless otherwise stated, all references are to the first quarter of 2016 (1Q16), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 17.3361 per U.S. dollar as of March 31, 2016 and Ps. 15.2427 per U.S. dollar as of March 31, 2015.

[2] Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

[3] The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

[4] In pesos of December 31, 2014 purchasing power.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: April 26, 2016